UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 29, 2015

BCE Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

1, Carrefour Alexander-Graham-Bell Corporate Secretary's Office Building A7 Verdun, Quebec H3E 3B3
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ ] Form 20-F [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MTN M-40 Press Release

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution
Concerning Forward-Looking Statements” later in this release.

Bell announces offering of MTN Debentures

MONTRÉAL, September 28, 2015 - Bell Canada (Bell) today announced the public offering of Cdn $1 billion of MTN Debentures pursuant to its medium term notes
(MTN) program.

The $1 billion 3.00% MTN Debentures, Series M-40, will be dated October 1, 2015, will mature on October 3, 2022, and will be issued at a price of Cdn $99.599 per
$100 principal amount. The MTN Debentures will be fully and unconditionally guaranteed by BCE Inc.

The net proceeds of this offering are intended to be used to fund the repayment of Bell Canada’s $1 billion principal amount of 3.60% Debentures, Series M-21 due December 2, 2015.

The MTN Debentures are being publicly offered in all provinces of Canada through a syndicate of agents. Closing of the offering of the MTN Debentures is expected to occur on October 1, 2015.

There shall be no offer, solicitation or sale of securities of Bell in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The
MTN Debentures have not been, and will not be, registered under the U.S.
Securities Act of 1933, as amended, and may not be offered or sold in the United
States. This press release shall not constitute an offer to sell securities in the United States.

The MTN Debentures are being issued pursuant to a Short Form Base Shelf
Prospectus dated November 14, 2014 and a Prospectus Supplement dated February
10, 2015. Bell will file a pricing supplement relating to this issue with the securities regulatory authorities in all provinces of Canada.

Caution Concerning Forward-Looking Statements
Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the expected timing and completion of the proposed sale of MTN Debentures, the intended use of the net proceeds of such sale and other statements that are not historical facts.
Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise.
Forward-looking statements are provided herein for the purpose of giving information about the proposed offering referred to above. Readers are cautioned that such information may not be appropriate for other purposes. The timing and completion of the above-mentioned proposed sale of the MTN Debentures is subject to customary closing terms and other risks and uncertainties. Accordingly, there can be no assurance that the proposed sale of the MTN Debentures will occur, or that it will occur at the expected time indicated in this news release.

About Bell
Bell is Canada's largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone and business communications services. Bell Media is Canada's premier multimedia company with leading assets in television, radio, out of home, and digital media. Bell is wholly owned by Montréal's BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara's Big Ride for Bell Let's Talk and Bell Let's Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit
Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and
Exchange Commission.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

Date: September 29, 2015	By:	Miguel Baz
	Name:	Miguel Baz
	Title:	Assistant Corporate Secretary and Director - Legal Operations

EXHIBIT INDEX

Exhibit No.	Description

1	MTN M-40 Press Release